SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  December 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   [X]     Form 40-F    [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                ----

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                ----

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes    [ ]      No     [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

         1. RADA Electronic Industries Inc. today announced changes to its board of directors following its Annual General Meeting of Shareholders. Mr. Asaf Agmon completed his term of office, and Mr. Michael Letchinger was elected by the shareholders to replace him as a designee director of Horsham Enterprises Ltd. to serve until the Annual General Meeting of Shareholders to be held in 2007. Mr. Herzle Bodinger was reelected by the shareholders to serve as a director until the Annual General Meeting of Shareholders to be held in 2007.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Rada Electronic Industries Ltd.
                                                      (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------------------
                                                 Herzle Bodinger, Chairman




Date: December 3, 2004